GREENSHIFT CORPORATION
                           One Penn Plaza - Suite 1612
                               New York, NY 10119
                                  212-994-5374

                                                             June 12, 2009

Via EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re: Form 10-K for the fiscal year ended December 31, 2008 Form 10-KSB for the period ended December 31, 2007 File No.0-50469

Dear Mr. Decker:

     Below please find the responses to your letter dated May 5, 2009. If you have any questions, please feel free to call me.

                                   Sincerely,

                                   /s/ Edward Carroll
                                   ----------------------------
                                       Edward Carroll
                                       Chief Financial Officer

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. We continue to await the filing of your amended Form 10-K for the year ended December 31, 2007 to reclassify various items from non-operating expenses into operating expenses. When you file your restated Form 10-K, please address each of the items noted in comment 3 from our letter dated February 26, 2009.

     Response:

     The Company plans to file an amended 2007 Form 10-K promptly after confirming that the Staff has no further comments. The amended 2007 Form 10-K will contain the reclassification itemized in our prior response.

Consolidated Financial Statements

Note 3, Significant Accounting Policies

Net Loss Per Common Share

3. Potential future dilutive securities include 996,279 of outstanding options and warrants, 407,115,928 of shares issuable for the conversion of convertible debentures, and 62,800,925 of shares issuable after the conversion of the Series B Preferred stock under the employee pool. The amount of potential future dilutive securities appears to exceed the number of available authorized shares. Please tell us what consideration you gave to paragraph 19 of EITF 00-19 in accounting for these contracts.

     Response:

     Although the Company would be required to obtain shareholder approval to increase the authorized shares to cover all potentially issuable shares, such approval has been under the control of the Company as the Chairman beneficially owns the majority of the Company's outstanding voting shares. Therefore, and with respect to EITF 00-19, there is effectively no control or contingencies to control outside of management.

     This week, the Company plans to file an information statement on Form 14C with respect to amending its certificate of incorporation to authorize additional shares of common stock sufficient to allow conversion of the Company's various convertible securities.

Note 9, Goodwill and Intangible Assets

4. Please disclose your consideration of the recurring losses in the Biofuel Production & Sales segment in testing this reporting unit's goodwill for impairment in your annual assessment of goodwill as of December 31, 2008. We also remind you that paragraph 28 of SFAS 142 requires you to test goodwill of a reporting unit for impairment between annual tests if an event occurs or circumstance change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

     Response:

     The goodwill of the Company's Biofuel Production & Sales segment was tested for impairment as of December 31, 2008. At that time, the Company was party to a Membership Interest Purchase and Equity Capital Contribution Agreement (the "ECCA Agreement") with CleanBioenergy Partners, LLC, a special purpose company owned by a subsidiary of GE Energy Financial Services, a unit of General Electric Company, and by a subsidiary of YA Global Investments, L.P., a private investment firm managed by Yorkville Advisors, LLC. The ECCA Agreement provided for the investment by CleanBioenergy of $38 million in equity financing to support the construction of facilities based on the Company's corn oil extraction technologies and the expansion of what was then the Company's Adrian, Michigan-based biodiesel refinery. As of December 31, 2008, the completion of this financing was expected in early 2009.

     The ECCA Agreement was amended effective January 31, 2009 to extend the time for closing under the ECCA Agreement to March 2, 2009. The ECCA Agreement was the subject of a Current Report on 8-K filed by the Company on December 16, 2008, and the amendment to the ECCA Agreement was the subject of a Current Report on 8-K filed by the Company on February 3, 2009. The ECCA Agreement was terminated in March 2009, which event was the subject of a Current Report on 8-K filed by the Company on March 6, 2009.

     While the ECCA Agreement was terminated in March 2009, the ECCA Agreement was in effect as of the December 31, 2008 balance sheet date. The Company's Biofuel Production & Sales would not have been impaired as of said date had the ECCA Agreement closed as anticipated.

     Please note, however, that the Company wrote-off all goodwill associated with the Company's Biofuel Production & Sales segment during the three months ended March 31, 2009. As disclosed in Note 17, Subsequent Events, in the Company's 10-Q for the three months ended March 31, 2009:

          "Effective May 15, 2008, the Company and Biofuel Industries Group, LLC (d/b/a NextDiesel(TM)) ("BIG") entered into an Exchange Agreement pursuant to which the Company exchanged 20,000,000 common shares and 20,000 preferred shares in return for 100% of the equity of BIG subject to the redemption by BIG of BIG's "Class A Membership Units" for a total of $9 million preferred equity interest with a 12% coupon commencing January 30, 2009 at a rate equal to 30% of BIG's net cash flows (after all operating costs and regular debt payments have been paid) (the"Class A Redemption"). The Company's ownership of BIG is subject to rescission in the event that: (a) the BIG Loans are not timely serviced and kept in good standing, (b) the Guaranty Payments, to the extent due, are not timely made, and (c) if the Class A Redemption payments are not made to the extent that they are due. In addition, BIG's agreements with its senior creditor, Citizens Bank, require Citizens Bank to provide its written consent to change of control transactions. Citizens Bank had previously consented to the change of control of BIG on the condition that the Company closed on its prior financing agreements with CleanBioenergy Partners, LLC (see
          Note 12, Commitments and Contingencies). This financing failed to close as expected in March 2009 despite the Company's compliance with the relevant agreements, and Citizens Bank consequently withdrew its consent to the change of control of BIG. The Company subsequently entered into negotiations in April 2009 to restructure the terms of the BIG acquisition, however, a notice of default of the Exchange Agreement was declared on May 14, 2009 in order to maintain compliance with BIG's loan agreements with Citizens Bank. While the Company is actively pursuing debt and equity capital to subsidize the expansion of the Adrian refinery, the Company does not intend to restructure the original acquisition transaction at this time. Instead, the Company intends to facilitate rescission of the original acquisition transaction and the divestiture of BIG during the quarter ended June 30, 2009 due to changed market circumstances. The Company may consider acquiring an equity stake in BIG in the future if it successfully raises sufficient capital to expand the Adrian refinery. The divestiture of BIG has not been completed as of the filing date of this report, however, the financial results of this subsidiary have been presented as discontinued operations as and for the quarter ended March 31, 2009 (see Note 6, Discontinued Operations). The Company wrote-off $7,281,993 in goodwill previously booked in connection with the acquisition of BIG. The Company's divestiture of BIG can be expected to result in the disposal of $13,054,855 and $23,554,858 in assets and liabilities, respectively."

Note 16, Debt and Purchase Obligations:  Citizens Bank

5. We note your response to comment 8 from our letter dated February 26, 2009. As previously requested, please revise your filing to disclose your actual debt covenant ratios in addition to your required debt covenant ratios, with corresponding reconciliations to US GAAP amounts, if necessary. This will help investors understand the extent to which you are out of compliance with your debt covenants or how close you are to potentially violating your debt covenants. Given that you are in default, please disclose how these debt amounts are classified on your balance sheet. Refer to EITF 86-30.

     Response:

          The Company plans to file an amended 2008 Form 10-K promptly after confirming that the Staff has no further comments. The amended 2008 Form 10-K will contain the following disclosure:

          Biofuel Industries Group, LLC ("BIG") and Citizens Bank entered into a Loan Agreement on January 11, 2007, which provides for the following financial covenants:

          Debt Service Coverage - BIG shall maintain a debt service coverage ratio of not less than 1.25 to 1.00, which ratio shall be tested quarterly.

          Leverage - BIG shall maintain a ratio of liabilities to tangible net worth of not more than 3.00 to 1.00.

          Liquidity  - the  personal  guarantors  of the  Loan  Agreement  shall
          maintain  at  all  times  cash  and  marketable   securities  totaling
          $3,750,000.

          As of December 31, 2008, BIG was not in compliance with the Debt Service Coverage and Leverage covenants. A schedule with the actual and required ratios, with a corresponding reconciliation to US GAAP amounts, is provided here:

          Debt Service Coverage                                 12/31/08
          --------------------------------------------------------------
          EBITDA                                           $ (1,835,680)
          Interest                                               327,536
          Current portion of long-term debt                      745,235
          Current portion of capitalized lease obligations         5,026
                                                            ============
          Total                                            $   1,077,797

          Actual debt service coverage ratio                      (1.70)
          Required debt service coverage ratio                      1.25

          Leverage                                              12/31/08
          --------------------------------------------------------------
          Total liabilities                                $  26,947,429
          Shareholders' equity                             $(11,799,600)

          Actual tangible net worth ratio                         (2.28)
          Required tangible net worth ratio                         3.00

          The following table reconciles BIG's net loss for the year ended December 31, 2008 on an unconsolidated basis with EBITDA (a non-GAAP measure of performance):

                                                                12/31/08
          --------------------------------------------------------------
          Net income                                        $(2,767,013)

          Adjustments to net income (loss) from operations:
            Interest expense                                     327,536
            Depreciation                                         563,625
            Amortization                                          40,172
                                                            ============
          EBITDA                                            $(1,835,680)

          Non-GAAP Financial Measures

          It should be noted, in connection with review of the preceding table, that EBITDA is not a financial measure employed in the application of generally accepted accounting principles. Nevertheless, we believe that earnings before interest expense, income tax provision (benefit), depreciation and amortization, or EBITDA is useful to investors and management in evaluating our operating performance in relation to other companies in our industry. the calculation of EBITDA generally eliminates the effects of financings and income taxes, which items may vary for different companies for reasons unrelated to overall operating performance. In addition, we have calculated the effect of eliminating non-recurring items, so as to enable meaningful comparison between years. EBITDA is a non-GAAP financial measure and has limitations as an analytical tool, and should not be considered in isolation or as a substitute for net income or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as a measure of liquidity. We compensate for these limitations by relying on our GAAP results, as well as on our EBITDA.

     In accordance with EITF 86-30, the portions of the debt that do not meet the covenant requirements have been classified as current on the balance sheet.

Note 16, Debt and Purchase Obligations:  Sustainable Selling Shareholders

6. You disclose that you recognized a gain of $4.5 million during the year ended December 31, 2008 as a result of the forgiveness of debt by Paul Miller, a former shareholder of Sustainable and the current President of Sustainable. Please tell us how you considered the guidance provided in footnote 1 of paragraph 20 of APB 26 in determining the appropriateness of your accounting treatment.

     Response:

     The Company's debt to Paul Miller was incurred in payment for his interest in Sustainable Systems. That purchase was made at arm's length from 23 selling shareholders. Prior to the purchase Mr. Miller had no relationship with the Company. The debt was forgiven by Mr. Miller in consideration of a release by the Company of its claims against Mr. Miller, arising out of the failure by Mr. Miller to disclose material facts at the time of the acquisition. At the time of the forgiveness, Mr. Miller was a member of the management of Sustainable Systems, but had no role in management of the parent Company. The forgiveness was a settlement negotiated at arm's length. In these circumstances, the guidance in footnote 1 of paragraph 20 of APB 26 does not appear applicable, as the transaction has far more characteristics of an arm's length transaction than of a related party transaction. Accordingly, the transaction was recorded as forgiveness of non-related party debt.

Note 17, Embedded Derivatives

7. It appears that the $1,386,851 of convertible debentures issued to MIF also contain variable conversion features. Please clarify your disclosure to address what consideration you gave to the conversion terms of these debentures pursuant to EITF 00-19.

     Response:

     FASB 150 paragraph 12a states that a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability. The Company will amend its disclosures relative to the treatment of the conversion terms of the debentures to be consistent with FASB 150 paragraph 12a. The Company plans to file an amended 2008 Form 10-K promptly, after confirming that the Staff has no further comments.

Item 9A, Controls and Procedures

8. Your current disclosures do not provide management's evaluation of disclosure controls and procedures nor internal controls over financial reporting as of December 31, 2008. Please amend your filing to include all of the disclosures required by Items 307 and 308T of Regulation S-K.

     Response:

     The Company plans to file an amended 2008 Form 10-K promptly after confirming that the Staff has no further comments. The amended 2008 Form 10-K will contain the following disclosure under Item 9A:

     (a)  Evaluation of disclosure controls and procedures

          The term "disclosure controls and procedures" (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within time periods specified in the rules and forms of the Securities and Exchange Commission. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

          The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"). Management determined that, at the Evaluation Date, the Company had a material weakness because it did not have a sufficient number of personnel with an appropriate level of knowledge of and experience in generally accepted accounting principles in the United States of America (U.S. GAAP) that are appropriate to the Company's financial reporting requirements. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such controls and procedures were not effective.

     (b)  Changes in internal controls

          The term "internal control over financial reporting" (defined in SEC Rule 13a-15(f)) refers to the process of a company that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's management, with the participation of the Chief
          Executive Officer and Chief Financial Officer, has evaluated any changes in the Company's internal control over financial reporting that occurred during the fourth quarter of the year covered by this annual report, and they have concluded that there was no change to the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

     (c)  Management's Report on Internal Control over Financial Reporting

               Management of the Company is  responsible  for  establishing  and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. We have assessed the effectiveness of those internal controls as of December 31, 2008, using the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control - Integrated Framework as a basis for our assessment.

               Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

               A material weakness in internal controls is a deficiency in internal control, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. In the course of making our assessment of the effectiveness of internal controls over financial reporting, we identified one material weakness related to the Company's control environment, in that the Company did not have a sufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience appropriate to its financial reporting requirements. Accordingly, management's assessment is that the Company's internal controls over financial reporting were not effective as of December 31, 2008.

          This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.